SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 28, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
(PUBLICLY-HELD COMPANY)
Corporate Taxpayers’ ID (CNPJ/MF) : 02.570.688/0001 -70
Company Registry (NIRE) 53 3 0000581 – 8

Minutes of the Board of Directors’ Meeting
held on April 28th 2008

Date, Time and Venue:

April 28th 2008, at 10:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“BTP” or “Company”).

Call Notice:

Call notice issued pursuant to the Company’s Bylaws (Doc. 01).

Attendance:

The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Mariana Sarmento Meneghetti, Ricardo Ferraz Torres and José Luiz Guimarães Junior. Mr. Darwin Corrêa, Legal Officer, also attended the Meeting.

Presiding Board:

Chairman: Sergio Spinelli Silva Junior Secretary: Darwin Corrêa

Agenda:

- Deliberate on the summons of an Extraordinary Shareholders’ Meeting to be held by the Company, contemplated by the Minutes of the Board of Directors’ Meeting held on April 24th 2008.

Resolutions:

Prior to the initial analysis of the Agenda, Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in the summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed in the Company’s headquarters.

As justified in the Minutes of the Board of Directors’ Meeting held on April 24th 2008, Board Members Sergio Spinelli Silva Junior and Kevin Michael Altit clarified that they are impeded from voting the matter included in the Agenda.

As for the single item of the Agenda, the Meeting unanimously approved, with the abstention from voting of Board Members Sergio Spinelli Silva Junior and Kevin Michael Altit, the summons of an Extraordinary Shareholders’ Meeting to be held on May 29th 2008, at 12:00 p.m., to deliberate on the following matters:

a) Approve the settlements and transactions contemplated by the “Public Instrument of Transaction, Renunciation, and Settlement” (“Instrument of Settlement”), executed with Telemar Norte Leste S.A., Opportunity Fund, and Others, which depend on the approval of a General Meeting, also in compliance with the provisions contained in the Minutes of the Company’s General and Extraordinary Shareholders’ Meeting, held on April 28th 2006.

b) Define and provide instructions for the vote to be proffered by the Company at the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., to be held on May 29th 2008, at 02:00 p.m., pursuant to the respective Call Notice.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

Brasília, April 28th 2008.

Sergio Spinelli Silva Junior	Darwin Corrêa
Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos

Kevin Michael Altit	Mariana Sarmento Meneghetti

Ricardo Ferraz Torres	José Luiz Guimarães Junior

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.